The Yankee Candle

Company, Inc.

P.O. Box 110

South Deerfield

MA 01373-0110

Corporate

413-665-8306

fax 413-665-4815

Wholesale

800-792-6180

fax 800-872-7905

Retail

413-665-8306

fax 413-665-8911

Catalog Sales

800-243-1776

fax 413-665-8321

Credit & Billing

800-792-6180

fax 413-665-8840

www.yankeecandle.com

YCC Holdings LLC

c/o The Yankee Candle Company, Inc.

16 Yankee Candle Way

South Deerfield, MA 01373

July 22, 2011

Via EDGAR Submission

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:          YCC Holdings LLC (the “Company”)

Amendment No. 3 to Registration Statement on Form S-4

Filed: July 13, 2011

File No.: 333-173505

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Filed: March 31, 2011

Quarterly Report on Form 10-Q for the Period Ended April 2, 2011

Filed: May 17, 2011

File No.: 333-141699-05

Dear Ms. Long:

In response to your letter dated July 20, 2011 regarding the Company’s Amendment No. 3 to Form S-4 and Yankee Holding Corp.’s Form 10-K for the fiscal year ended January 1, 2011 and Form 10-Q for the period ended April 2, 2011, the Company and Yankee Holding Corp. have reviewed your comments and provide herein their responses to the inquiries in your letter.

YCC Holdings LLC

Amendment No. 3 to Form S-4

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Sales Recognition, page F-7

1.     We note your response to comment three in our letter dated July 8, 2011. You disclose that for certain customers you recognize revenue based on the estimated receipt date. Your accounting policy does not appear to comply with SAB Topic 13:A.1 which states that revenue is generally realized when delivery has occurred. SAB Topic 13:A.3(a) further clarifies that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer’s purchase order or sales agreement. Typically this occurs when a product is delivered to the customer’s delivery site (if the terms of the sale are “FOB destination”) or when a product is shipped to the customer (if the terms are “FOB shipping point”). It remains unclear how you determined that it is appropriate to record revenue on the estimated receipt date rather than the actual receipt date.

Response:

Per our conversation on July 22, 2011 with Nudrat Salik, Staff Accountant, we are providing supplemental information with respect to the comment.

As previously noted, the Company records revenue on the estimated receipt date for wholesale customers that do not have damage allowance provisions in their contracts.  The shipments to these customers are predominantly via Federal Express.  The volume of such shipments is significant (over 15,000 shipments for the last week of 2010).   We do not have the ability to obtain delivery confirmation information electronically from Federal Express or other carriers.  Accordingly, it is not practical to obtain and summarize actual delivery information for thousands of shipments per week in order to determine the actual receipt dates.  We do not believe there is a cost benefit to obtaining this information in the future because (i) we believe the delivery times are highly predictable enabling the Company to reasonably estimate the amount of in transit merchandise; (ii) the amount of revenue related to in transit inventory is not material; and (iii) it is common industry practice to estimate delivery date.

The Company prepares an analysis annually to estimate the number of days of in transit merchandise.  In order to determine the number of days of in transit merchandise the Company makes a selection of invoices and validates the actual delivery dates.  The actual delivery dates are applied to annual wholesale sales by region to determine a weighted average lag time.  The annual analysis from 2004 to 2010 all indicated an average lag time of three days.  Furthermore, if you apply the published delivery times by Federal Express to the Company’s sales by region this would also result in a lag time of three days which is consistent with the Company’s analysis. This analysis has not been done on a quarterly basis because the mix of customers by region has not varied significantly from 2004 to 2010 and therefore the outcome would not change. As a result, the Company does not record revenue for the last three days of shipments before period end.  For fiscal 2010, 2009 and 2008 shipments totaling $391,000, $762,000 and $1,093,000, respectively were not recorded as revenue.

Please address the following:

• Please provide us with a summary of the analysis performed to determine the difference between estimated and actual receipt dates and the corresponding impact on sales. Please tell us how frequently this analysis is performed, including if it is performed on a quarterly basis;

Response:

Please refer to the discussion above.  It is not practical to compute sales using actual delivery dates. The Company believes that its method of estimating delivery dates does not result in a materially different result than if actual delivery dates were used.

• Please provide us with a materiality analysis pursuant to SAB Topics 1:M and 1:N which shows the impact to sales, gross profit, and income (loss) from continuing operations for each of the three years ended January 1, 2011 as well as the period ended April 2, 2011 if you had used the actual receipt date in recording revenue;

Response:

Please refer to the discussion above.  It is not practical to compute such amounts or differences using actual delivery dates.  The Company believes that its method of estimating delivery dates does not result in a materially different result than if actual delivery dates were used.

• Please revise your disclosures as necessary to demonstrate your compliance with SAB Topic 13:A., including that you use the receipt date rather than the estimated receipt date.

Response:

We will revise our disclosure in future filings to remove the reference to “estimated” as follows:

In some cases the Company has a policy of absorbing losses in the event of damaged and lost shipments. For these customers the Company recognizes revenue based on the receipt date by the customer.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Quarterly Report on Form 10-Q for the Period Ended April 2, 2011

2.     Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

Response:

Yankee Holding Corp. will address the above comments in future filings to the extent applicable.

In the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Gregory W. Hunt
Gregory W. Hunt
Treasurer
YCC Holdings LLC